Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 8 DATED AUGUST 31, 2023

TO THE PROSPECTUS DATED APRIL 20, 2023

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 20, 2023 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise. The purpose of this Supplement is to describe recent acquisitions of assets and supplement the disclosure under "Investment Portfolio".

On August 18, 2023, Apollo Realty Income Solutions, Inc. (the “Company”) acquired a $50 million pari passu interest (all of which was funded at closing) in a $150 million fixed-rate mezzanine loan secured by a portfolio of 12 single-tenant, Class A industrial warehouse/distribution properties located in 10 states, each leased to Amazon on long-term leases. A fund managed by an affiliate of Apollo Global Management, Inc. acquired the remaining $100 million pari passu interest in the mezzanine loan, which is part of a $1.185 billion whole loan for the portfolio consisting of a $1.035 billion senior mortgage and the $150 million mezzanine loan. Each property in the portfolio was built-to-suit for Amazon and is newly-constructed with deliveries between 2020-2022. The properties are individually leased to Amazon.com Services LLC and guaranteed by Amazon.com, Inc. on a triple net leased basis. At loan close, the portfolio had a weighted average lease term of approximately 14.3 years with multiple extension options on the various leases.

On August 23, 2023, the Company acquired a $100 million pari passu interest ($2.6 million of which was funded at closing) in a $480 million floating-rate first mortgage loan secured by a to-be-constructed studio production campus in Burbank, California, aggregating approximately 934,000 square feet, fully leased to Warner Bros. for a 15-year term, post-completion. The first mortgage loan is a part of a $621 million whole loan consisting of the senior mortgage and a $141 million mezzanine loan. Accounts managed by affiliates of Apollo Global Management, Inc. acquired pari passu interests in the senior loan and the mezzanine loan. The loan has a 42-month initial term, with two extension options of 12 months and 6 months, respectively, and an interest rate of SOFR plus 400 basis points.

On August 29, 2023, the Company acquired a fee simple interest in 16000 Pines Market (the “Property”), a 2022 vintage, 118,000 square foot grocery anchored shopping center located in Pembroke Pines, Florida. The Property was acquired from an unaffiliated third party for approximately $56 million, exclusive of closing costs and the Company funded the acquisition with cash on hand. The Property is 100% leased and anchored by Publix, Burlington and Crunch Fitness. All three anchors recently opened for business. Pembroke Pines is located 20 miles southwest of Ft. Lauderdale and 30 miles northwest of Miami and has experienced significant population growth over the past decade.